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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Olson, Kenneth E.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                            Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)     5)Amount of    6)   7)Nature of
                                               action      action     or Disposed of (D)         Securities           Indirect
                                                Date        Code               A                Beneficially   D     Beneficial
                                              (Month/                          or                 Owned at     or    Ownership
                                              Day/Year)    Code V  Amount      D    Price       End of Month   I
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
Class A Common Stock                          03/13/03    A (1)    10,000      A                   73,414      D    Direct

            Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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   1)Title of Derivative       2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
         Security              or Exercise      action         action   Securities Acquired (A)               Expiration Date
                                Price of         Date           Code      or Disposed of (D)
                               Derivative
                                Security                       Code V   A                    D            Exercisable  Expiration
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
Non-Qualified Stock Option      $0.7200                                                                                 02/19/09
(right to buy)
Non-Qualified Stock Option      $1.1600        03/13/03       A (2)     10,000                                          03/13/13
(right to buy)
Non-Qualified Stock Option      $1.5000                                                                                 06/30/08
(right to buy)
Non-Qualified Stock Option      $1.7000                                                                    04/17/00     04/17/10
(right to buy)
Non-Qualified Stock Option      $2.1250                                                                    05/08/00     05/08/10
(right to buy)
Non-Qualified Stock Option      $2.2500                                                                                 03/15/07
(right to buy)
Non-Qualified Stock Option      $2.5000                                                                                 03/16/06
(right to buy)
Non-Qualified Stock Option      $2.7500                                                                                 07/17/03
(right to buy)
Non-Qualified Stock Option      $2.7500                                                                                 09/18/03
(right to buy)
Non-Qualified Stock Option      $2.9375                                                                                 03/18/05
(right to buy)
Non-Qualified Stock Option      $3.2400                                                                    03/15/02     03/15/12
(right to buy)
Non-Qualified Stock Option      $4.1500                                                                    03/16/01     03/16/11
(right to buy)

      Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of    10)  11)Nature of
      Security                  action      of Underlying                             of Deri-    Derivative            Indirect
                                 Date        Securities                                vative      Securities    D     Beneficial
                                                                        Amount or     Security    Beneficially   or    Ownership
                                                                        Number of                 Owned at       I
                  -                            Title                     Shares                    End of Month
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
Non-Qualified Stock Option               Class A Common Stock           28,253                       28,253      D    Direct
(right to buy)
Non-Qualified Stock Option     03/13/03  Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)

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
Non-Qualified Stock Option               Class A Common Stock            3,333                        3,333      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           30,000                       30,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock          138,000                      138,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                       10,000      D    Direct
(right to buy)

Explanation of Responses:

(1)
Represents the Company's grant of restricted stock for service on the Board of Directors. The restricted stock vests upon the earliest to occur of resignation, retirement or death.

(2)
10,000 options to purchase Class A Common Stock issued pursuant to the Company's 1994 Stock Option Plan, of which all the Options shall become exercisable immediately upon the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: Kenneth E. Olson
DATE 03/14/03

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